VOLKSWAGEN AG

INTERIM REPORT JANUARY - MARCH 2004


Audi A6

KEY FIGURES AND FACTS

Volume Data of the Volkswagen Group[1]	1st quarter 2004	2003	%
Deliveries to customers ('000 units)	1,203	1,197	+0.6
of which: in Germany	213	212	+0.2
abroad	991	984	+0.7
Vehicle sales ('000 units)	1,273	1,218	+4.6
of which: in Germany	223	212	+5.0
abroad	1,051	1,006	+4.5
Production ('000 units)	1,316	1,280	+2.8
of which: in Germany	476	438	+8.5
abroad	840	841	−0.1
Employees ('000 on 31.03.2004/31.12.2003)	339.5	336.8	+0.8
of which: in Germany	176.8	176.5	+0.2
abroad	162.7	160.3	+1.5

Financial Data according to IFRS in million €	1st quarter 2004	2003	%
Sales revenue	21,947	20,698	+6.0
Operating profit	329	604	−45.6
as % of sales revenue	1.5	2.9	
Profit before tax	44	331	−86.7
as % of sales revenue	0.2	1.6	
Profit after tax	26	202	−86.9
Cash flows from operating activities	2,101	2,052	+2.4
Cash flows from investing activities	3,110	3,375	−7.9
Automotive Division			
Cash flows from operating activities	1,374	1,533	−10.3
Cash flows from investing activities	1,742	2,028	−14.1
of which: investments in tangible and other intangible assets	1,241	1,538	−19.3
as a percentage of sales revenue	6.4	8.4	
capitalized development costs[2]	476	446	+6.8
as a percentage of sales revenue	2.5	2.4	

[1] Volume data including the not fully consolidated vehicle producing investments Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts. The year 2003 deliveries have been updated on the basis of statistical trends.

[2] See table on page 13.

- Operating profit in first quarter 2004 down 45.6 % against previous year to 329 million € owing to weakness of key markets, especially in the first two months, and more difficult exchange rate conditions
- Upfront expenditures for new products still at high level as a result of a large number of new model start-ups
- ForMotion program launched to enhance Group performance
- Demand for Golf rising strongly
- Unit sales again up in China
- Highly satisfying progress at Bentley
- Restructuring program in Brazil well under way
- Launches of new Škoda Octavia, SEAT Altea and Caddy Life
- New Audi A6 acclaimed by motoring press
- Financial Services Division continues to grow
- Volkswagen-led consortium acquires Dutch LeasePlan Corporation (for details see page 22)

KEY EVENTS

VOLKSWAGEN GROUP PRESENTS WORLD PREMIERES AT GENEVA MOTOR SHOW

At the 74th Geneva Motor Show the Volkswagen Group presented motoring ideas that will be the talking point of the coming year and will set new trends.

The concept C Cabriolet study from the Volkswagen Passenger Cars brand which is close to final form, combines the benefits of a convertible with the properties of a coupé. The new generation of folding steel roof converts the four-seater sports car from an elegant coupé to an equally stunning convertible in a matter of seconds. The concept car gives an indication of how a new Volkswagen convertible might look.

In Geneva Audi for the first time presented the new Audi A6, which went into production in February. The sporty executive saloon sets new standards in the upper ranges of the automotive sector with its strong driving dynamics, new high-powered engines and extensive innovations, including its MMI (Multi-Media Interface) operating system. Its single-frame radiator grille makes the A6 an unmistakeable embodiment of the new generation of Audi.

With the new Octavia, the Škoda brand is building on the success story of its predecessor model, combining state-of-the-art technology with a fresh, dynamic exterior. The market launch is scheduled for June 2004.

SEAT defines the MSV (Multi Sport Vehicle) segment with its Altea model. The first production vehicle was presented in Geneva.

By contrast, the Commercial Vehicles business line is harking back to automobile tradition in the compact van class with its new Caddy Life – a versatile "mini VW Bus" designed for everyone, and for every occasion.

Volkswagen topped off its array of models on display at the Geneva Motor Show with the stretched Bentley Arnage and the Lamborghini Murciélago Roadster.

30 YEARS OF THE GOLF: A SUCCESSFUL CAR AND A LEGEND

On March 29, 1974 the first Golf rolled off the assembly line in Wolfsburg, marking the beginning of a new era in the history of the automobile. Since that time the Golf has been the benchmark in the compact saloon segment, even donating its name to it: the "Golf class". It was just two years later that the millionth vehicle was produced. Numerous engine variants have since been added to enhance the attractions of the market-leading model, including the diesel – a first in its market segment at the time. With the GTI, too, the Golf established an entirely new class of vehicle: the compact sports saloon. To date, Volkswagen has produced over 22.5 million units of the bestseller at its various manufacturing facilities throughout the world, and today the fifth generation of the Golf is on the market.

ONE MILLION ŠKODA OCTAVIA PRODUCED

The one millionth Škoda Octavia rolled off the assembly line in Mladá Boleslav in February 2004. The Octavia is the first Škoda model to have been developed and manufactured on the basis of Volkswagen Group technologies. For Škoda the Octavia became a symbol for the fundamental regeneration of the entire company. It was a major factor in establishing the new image of the brand.

VOLKSWAGEN ACHIEVES STRONG GROWTH IN TAXI MARKET

More and more taxi operators in Germany are choosing Volkswagen. The Touran, Sharan, Passat and Passat Variant models, in particular, have enabled the Company to build its market share to over 20 %. With their durable, economical TDI engines, the models are ideally suited to the kind of continuous, long-term service demanded of a taxi. The spacious, high-quality Volkswagen vehicles also impress professional high-mileage drivers with outstanding value for money, low fuel consumption and low maintenance costs. And Volkswagen's comprehensive service program offers optimum backup for the taxi operators.

ANNUAL GENERAL MEETING

On April 22, 2004 Volkswagen AG held its 44th Ordinary Annual General Meeting of Shareholders and 8th Separate Meeting of Holders of Preferred Shares at the Congress Centrum Hamburg. The shareholders voted to approve the proposals of the Company management with regard to ratification of the actions of the Board of Management and Supervisory Board; the authorization to create authorized and potential capital stock and to acquire and use treasury shares; the signing of an inter-company agreement; and the election of auditors for the year. With 36.63 % of the voting capital represented, the Annual General Meeting approved the payment of a dividend of 1.05 € per ordinary share and 1.11 € per preferred share. With 28.31 % of the voting capital represented, the Separate Meeting of Holders of Preferred Shares approved the capital measures cited above.

This year shareholders once again made extensive use of the facility to vote by authorized Company proxy. Furthermore, the presentations of the Chairman of the Supervisory Board and the members of the Board of Management were transmitted live on the Internet.

"ForMotion"

With its "ForMotion" program Volkswagen has launched an extensive package of measures that will strengthen the performance of all Group companies on a sustainable basis. The aim of the initiative is to increase sales revenue and income, cut costs and further reduce the capital tied up in the Group. "ForMotion" is not primarily a cost-saving program, but a performance enhancement program which – alongside the already initiated process optimization measures – targets an improvement in earnings of at least two billion € by the end of 2005. The program covers seven areas, aimed mainly at achieving greater market penetration and at cutting product costs, overheads, one-off expenditures and process costs. It will therefore in the short and medium term lead to an improvement in the Group's earning power, without restricting the ongoing model initiative. Each member of the Group's Board of Management is assigned responsibility for one project. The foundation for achievement of these goals are the Group Guidelines.

THE SPECIFIC AREAS ARE

01 Product costs

Goal: To cut manufacturing cost while maintaining the diversity of products on offer and the existing high quality standards. The target is to save 800 million € by means of production efficiencies and other measures.

02 One-off expenditure

Goal: To reduce capital investments and development and start-up costs. A key element is a focussed transition from the platform strategy to a modular strategy. The potential savings in this area are around 250 million €.

03 Overheads/Process optimization

Goal: To cut overheads and further optimize processes. The cost-effectiveness of existing structures and processes will be reviewed. Personnel levels in the indirect automotive sector worldwide will be cut by around 5,000, based on natural fluctuation or early retirement schemes. In conjunction with the optimization of processes, savings of 600 million € are targeted.

04 Performance enhancement in the sales sector

Goal: To improve selling performance. More intensive selling to rental and fleet markets, faster penetration of new markets, restructuring of the Service function and an optimized accessories and original parts business offer potential to improve earnings by around 300 million €.

05 Commercial Vehicles

Goal: To optimize the commercial vehicles business. Potential savings are around 150 million €.

06 Financial Services

Goal: To expand financial services activities, including financing of new and used vehicles and the rental and fleet business through the link-up with Europcar. Opportunities for optimization in this area total around 50 million €.

07 Foreign sales subsidiaries

Goal: To bring about a substantial and sustained improvement in the results of subsidiaries outside Germany. Regional strategies and programs to cut structural costs offer savings potential of around 50 million €.

The positive trend seen on international stock markets in the previous year was maintained only in the first weeks of 2004. A lack of economic stimulus and the global political situation resulted in a renewed reluctance to invest towards the end of the first quarter.

On March 31, 2004 the DAX index was at 3,857 points (down 2.7 % versus the 2003 year-end). On the same date the DJ Euro STOXX 50 closed at 2,787 points, up 1.0 % on its 2003 year-end level. By contrast, the sector-specific DJ Euro STOXX 50 Automobile index fell slightly over the same period, closing at 175 points (−5.0 %).

In the first three months of 2004 the Volkswagen ordinary share generally underperformed the indices quoted above. The main reason for this was the more cautious expectations of the capital markets with regard to ongoing business development. However, at the end of the period under review the Volkswagen share had picked up again.

The Volkswagen ordinary share reached its high for first quarter 2004 of 44.65 € on January 2. On March 24 it reached its low of 34.36 €. At the end of the first quarter the Volkswagen AG ordinary share stood at 35.54 €, 19.5 % down on its 2003 year-end level.

The Volkswagen preferred share performed similarly, likewise attaining its period high of 28.97 € on January 2. After reaching its low on March 23 (23.40 €) it ended the quarter at 24.05 € (16.4 % down on the previous year-end).

SHARE PRICE DEVELOPMENT SINCE MARCH 2003
INDEX: AS AT MARCH 31, 2003 = 100


Volkswagen ordinary share
Volkswagen preferred share
German Share Index (DAX)
DJ Euro STOXX 50
DJ Euro STOXX Automobile
180
170
160
150
140
130
120
110
100
90
80
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
March
April 28

BUSINESS DEVELOPMENT

ECONOMIC TREND

In the first three months of 2004 the recovery in the global economy continued. The risks preventing a sustained upturn have increased, however, owing to the increasing political uncertainty and higher oil prices. In the USA the robust growth was maintained, again with only a weak increase in employment.

In Brazil recent months have seen an improvement in economic conditions following the earlier period of recession. Argentina underwent strong economic growth in the first quarter, driven both by exports and by consumer demand.

The upturn in the Japanese economy was consolidated, with private investment and consumption contributing to the recovery alongside exports. Most of the emerging countries in East Asia continued to profit from the upturn in the global economic cycle, and maintained their rapid expansion. The key motor of growth in the Asian region was again China.

In Western Europe economic progress was slowed down by the strength of the Euro and weak domestic demand. The countries of Central and Eastern Europe saw higher growth. The German economy grew only slightly in the first three months of the year. Though a number of indicators pointed to a stabilization of the upward trend, the hoped-for strengthening of consumer demand did not occur. The reasons included the still depressed employment market and consumer uncertainty arising from the reform policies recently introduced.

VEHICLE DELIVERIES WORLDWIDE

The Volkswagen Group delivered 1,203,431 vehicles to customers worldwide in the first three months of 2004, up by a slight 0.6 % against the comparative period in the previous year. After a weak start in January and zero growth year-on-year in February, sales picked up significantly towards the end of the quarter. The Group's share of new passenger car registrations worldwide was 10.8 (11.3) %.

EXCHANGE RATE DEVELOPMENT, MARCH 2003 TO MARCH 2004
INDEX: AS AT MARCH 31, 2003 = 100


USD to EUR
JPY to EUR
GBP to EUR
130
120
110
100
90
80
March
April
May
June
July
Aug.
Sep.
Oct.
Nov.
Dec.
Jan.
Feb.
March

DELIVERIES IN EUROPE AND REMAINING MARKETS

In the Europe/Remaining Markets region, which reported minor volume growth, the Volkswagen Group delivered a total of 757,945 vehicles, slightly up on the first three months of the previous year (+0.1 %). In Germany the passenger car market declined in first quarter 2004, falling 2.7 % below the comparative period. The Volkswagen Group nevertheless increased its deliveries slightly, by 0.2 %, and with a market share of 30.0 (29.0) % once again extended its lead over the competition. Demand for passenger cars in Western Europe (including Germany) was slightly above that of the previous year (+2.9 %), though, alongside Germany, the markets in France, Italy and Sweden also declined. Volkswagen defended its leadership, with an overall share of 16.9 (17.2) %. Deliveries of the new Golf increased substantially in the course of the first quarter. The new models launched in the previous year – the Touran, the New Beetle Cabriolet, the Audi A3, the T5 Multivan/Transporter and the Bentley Continental GT – also produced notable sales growth, and there was stronger demand for the Touareg, the SEAT Leon and the Škoda Fabia Combi. In Central and Eastern Europe deliveries of Group vehicles were down against the previous year (−3.9 %). In the Remaining Markets deliveries of the Volkswagen Group increased to 25,725 (13,484) vehicles. This positive trend resulted particularly from the increased demand for Group models in Turkey.

DELIVERIES IN NORTH AMERICA

In the first three months of 2004 the Volkswagen Group delivered 124,173 vehicles in the North American passenger car market, 15.5 % fewer than in the comparative period of the previous year. The main reason for this was the continued trend towards heavy price discounting by other automobile manufacturers on the US passenger car market, though the market nevertheless declined by 2.6 % overall relative to the first quarter of the previous year. Volkswagen held to its strategy of maintaining the value of its product, and was relatively restrained in its deployment of the sales incentives otherwise common in the market. Demand was also influenced by the prospective model changes for the Jetta and the Passat. The Group's vehicle deliveries fell by 20.9 %. In the fast-growing light trucks segment, sales of the Touareg, launched onto the US market in third quarter 2003, again developed positively. Demand for the Audi A4, Cabriolet and A8 models was likewise highly satisfying. In Canada the deliveries of the Volkswagen Group were 31.1 % down against the previous year's comparative period. Market share was 4.0 (5.4) %. In a slightly increased overall passenger car market in Mexico (+5.9 %), Volkswagen sold 3.5 % fewer vehicles. However, the Volkswagen Group remained the leading passenger car manufacturer, with a market share of 25.6 (27.8) %.

DELIVERIES TO CUSTOMERS[1]

'000 vehicles[2]	1st quarter 2004	2003	%
Volkswagen brand group	838	838	+0,0
Audi brand group	300	297	+1.2
Commercial Vehicles	65	62	+5.2
Volkswagen Group	**1,203**	**1,197**	**+0.6**
Europe/Remaining Markets	758	757	+0.1
North America	124	147	−15.5
South America/South Africa	123	101	+22.2
Asia-Pacific	198	192	+3.2

[1] The year 2003 deliveries have been updated on the basis of statistical trends.
[2] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.

DELIVERIES IN SOUTH AMERICA/SOUTH AFRICA

Influenced by the general economic recovery in South America, the passenger car market in that region also saw an upturn. The Volkswagen Group sold 107,877 units in the region, an increase of 22.5 %, though starting from a low comparative base impacted by the weak economic situation in the previous year. In a Brazilian automobile market showing only marginal growth, deliveries of Group models increased by a disproportionately high 10.1 %. As a result, Volkswagen increased its market share to 24.9 (23.3) %. The recovery in the Argentinian passenger car market, hit in previous years by the severe economic crisis that had afflicted the country, was maintained. The Volkswagen Group increased its deliveries to customers in first quarter 2004 by 12,455 to 15,819 units, improving its share of the passenger car market substantially to 32.1 (16.5) %. In the growing passenger car market in South Africa the Group sold a total of 15,513 units (+20.4 %), thereby reaffirming its market share level of 20.1 (20.3) %.

DELIVERIES IN ASIA-PACIFIC

In the period January to March 2004 the Volkswagen Group delivered a total of 197,923 units to customers in Asia-Pacific, up 3.2 % on the same period in the previous year. Deliveries in the fast-growing Chinese passenger car market again increased, by 5.5 % to 170,919 vehicles. The Volkswagen Group retained its market leadership. By contrast, the Japanese import market declined by 2.8 %. Deliveries of Volkswagen and Audi models fell by 7.1 % against the previous year.

WORLDWIDE DEVELOPMENT OF INVENTORIES

At the end of March 2004 the inventories held by our Group companies and by the dealership organization worldwide were above the level at the 2003 year-end owing to seasonal reasons. They were around the same level as at the end of March 2003, and so overall remained at an optimum level to supply our customers.

UNITS SALES, PRODUCTION AND WORKFORCE

In first quarter 2004 the Volkswagen Group sold 1,273,326 vehicles to its dealership organization, 4.6 % more than in the first three months of 2003. Of that total, 17.5 (17.4) % were sold in Germany. The unit sales of the Chinese joint ventures Shanghai-Volkswagen Automotive Company Ltd. and FAW-Volkswagen Automotive Company Ltd. again increased, to 173,600 vehicles (+8.1 %).

In the period under review the Volkswagen Group produced 1,315,829 units (+2.8 %) worldwide. The share of total production originating in Germany increased to 36.1 (34.3) %. The total production figure includes 8,897 Ford Galaxy units (-13.8 %), which are also included in unit sales but not in deliveries to customers. At the Chinese joint venture companies a total of 177,765 (+9.4 %) units rolled off the assembly line in first quarter 2004.

At March 31, 2004 the number of people employed by the Group had increased against the 2003 year-end figure by a slight 0.8 % to 339,506. The rise stemmed primarily from the further expansion of production capacities at Shanghai-Volkswagen Automotive Company Ltd. and from the strong demand for the Touran, involving an increase in production at Auto 5000 GmbH. The Group employed 176,826 people in Germany, representing a virtually unchanged 52.1 % of the total workforce. The Automotive Division began its planned reduction of indirect personnel levels based on natural fluctuation and early retirement schemes as part of the “ForMotion” program. The adjustment of personnel levels continues as scheduled.

SALES REVENUE OF THE VOLKSWAGEN GROUP

In the first quarter of 2004 the sales revenue of the Volkswagen Group increased against the comparative period in the previous year by 6.0 % to 21,947 million €. The main factors in this were the rise in unit sales volumes and the increasing proportion of higher-value models sold. The increased sales by the Chinese joint ventures contributed to sales revenue only in terms of increased deliveries of vehicle components – mainly from Volkswagen AG and AUDI AG – as the joint venture companies concerned are consolidated using the equity method in the Group's financial statements. The sustainable effects of price adjustments also boosted Group sales revenue. The fast-growing Financial Services Division increased its sales revenue in the period January to March 2004 by 7.7 % against the comparative period in the previous year to 2,592 million €, and so also contributed to the growth in the Group's sales revenue. Of the total Volkswagen Group sales revenue, 15,641 million € (71.3 %) was generated outside Germany.

EARNINGS DEVELOPMENT

At the end of the first three months of 2004, with sales volumes below expectations, the gross profit of the Automotive Division totalled 2,347 million €, down 6.0 % relative to the comparative figure for the Group as a whole in the same period in the previous year. The effects of exchange rate movements and increased expenditures for the simultaneous start-ups of the Audi A6, the SEAT Altea, the Caddy, and the Škoda Octavia had a negative impact particularly on gross profit. As a consequence, the gross margin fell to 10.7 (12.1) %. The gross profit from financing activities at Group level remained around the same as the previous year, at 315 million € (–0.7 %). The distribution costs of the Volkswagen Group rose by 185 million € to 1,931 million €. Nevertheless, levels of sales incentives in the USA and in Europe remained well below those of the competition. Mainly as a result of the increase in the scope of consolidated Group companies in the second half of 2003, administrative expenses in the period under review totalling 582 million € were 8.4 % above the previous year's figure. The other operating result improved by 106 million € to 180 million €. The main factors in this were higher income from foreign currency hedging and from other trade receivables. For the first three months of the year the operating profit of the Volkswagen Group totalled 329 million € (–45.6 %). The financial result of –285 million € (–4.3 %) was just below that of the prior year comparative, primarily because of the fair-value valuation of financial instruments at the balance sheet date.

In the period from January to March 2004 the Volkswagen Group achieved a profit before tax of 44 million € (previous year: 331 million €). The profit after tax totalled 26 million € (previous year: 202 million €).

EARNINGS PER SHARE

Undiluted earnings per share were calculated by dividing the portion of earnings attributable to the shareholders of Volkswagen AG by the weighted average number of ordinary and preferred shares in issue during the financial year. Dilution of the earnings per share results from so-called potential shares. These include option rights, though such rights only dilute earnings if they result in issue of shares at a price below the average market price of the share. No dilution occurred because the average price of the Volkswagen ordinary shares had fallen below the conversion price for exercise of the options.

INVESTMENTS IN TANGIBLE ASSETS AND CASH FLOW IN THE AUTOMOTIVE DIVISION

In the first three months of 2004 the Volkswagen Group maintained its efforts to limit investment expenditure. As a consequence, additions to tangible assets in the Automotive Division decreased against the comparative period in the previous year by a substantial 19.3 % to 1,241 million €. This enabled the investment ratio to be cut from 8.4 % to 6.4 %. The main focus of these investments were in the further expansion and renewal of the model range and in the associated modernization of manufacturing facilities.

EARNINGS PER SHARE

		1st quarter 2004	1st quarter 2003
Weighted average number of shares outstanding in million shares			
undiluted:	ordinary shares	278.6	278.6
	preferred shares	105.2	105.2
diluted:	ordinary shares	278.6	278.6
	preferred shares	105.2	105.2
Profit in million €			
after tax		26	202
Minority interests		8	0
Net profit attributable to shareholders of Volkswagen AG		18	202
Earnings per share in €			
undiluted:	ordinary share	0.02	0.51
	preferred share	0.11	0.57
diluted:	ordinary share	0.02	0.51
	preferred share	0.11	0.57

Cash flows from operating activities in the Automotive Division decreased against the previous year by 10.3 % to 1,374 million €. Consequently, in the first three months of the current financial year overall investments could not be fully financed from self-generated funds.

NET LIQUIDITY

The net liquidity in the Automotive Division on March 31, 2004, adjusted to take account of the negative net liquidity of the financing and other companies, resulting in particular from intra-Group factoring, totalled 1,354 million €. Excluding that adjustment, net liquidity in the Automotive Division at the end of the period under review totalled – 2,536 million €.

The additional capital requirement of the still expanding Financial Services Division increased the net debt in that segment relative to the previous year by 3.2 billion € to 43.0 billion €.

As a result, the net liquidity of the Volkswagen Group at March 31, 2004 was – 45.6 billion €.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

In the first three months of the financial year 2004 research and development costs were 4.6 % up on the previous year's figure. The capitalization ratio, reflecting the current status of individual development projects in the Group, increased slightly to 47.1 (46.1) %.

RESEARCH AND DEVELOPMENT COSTS IN THE AUTOMOTIVE DIVISION

	1st quarter		
million €	2004	2003	%
Total research and development costs	1,011	967	+ 4.6
of which capitalized	476	446	+ 6.8
Capitalization ratio in %	47.1	46.1	
Amortization of capitalized development costs	330	283	+ 16.5
Research and development costs charged to the income statement	**865**	**804**	**+ 7.6**

OUTLOOK

In first quarter 2004 the unsatisfactory market conditions and the exchange rate situation depressed results. The operating result was also negatively effected, both in terms of expenses and income, by the simultaneous launch of a large number of new Group vehicles, such as the Audi A6, the SEAT Altea, the Caddy, and the Škoda Octavia.

The goal of the Volkswagen Group is to attain a leading position in all relevant vehicle segments – that is, from the entry-level model through to the premium segment. Thus with the continuation of our product initiative, our aim in 2004 is once again to increase worldwide deliveries versus the previous year. We do not, however, consider an increase in volume at any price to be a desirable goal.

Even against a background of increasing price pressure, weakness in the economic cycle, a general gloom with regard to economic prospects – especially in Germany – and still unfavourable exchange rates, we are nevertheless holding to our ambitious target for 2004 of surpassing last year's operating profit before special items of around 2.5 billion €. The "ForMotion" program of measures initiated in the first quarter will be a key tool for us in attaining that goal.

OPERATING PROFIT BEFORE SPECIAL ITEMS BY QUARTERS
VOLKSWAGEN GROUP IN MILLION €


700
600
500
400
300
200
100
0
1st Q 2003
2nd Q 2003
3rd Q 2003
4th Q 2003
1st Q 2004

SALES REVENUE AND OPERATING RESULT BY BUSINESS LINE

The sales revenue of the Volkswagen Group of 21.9 billion € in first quarter 2004 represented an increase of 6.0 % against the prior year comparative. Key factors in this rise were higher unit sales volumes, the trend towards higher-value vehicles and the continuous growth of the financial services business. Negative effects were felt from less favourable exchange rates.

The operating profit of 329 million € was 45.6 % below that of the previous year. The main reasons for the decline were negative effects of movements in exchange rates, ongoing sales support measures in key markets, expenditures for simultaneous start-ups of new products and increased depreciation resulting from the ongoing renewal of the model range. Lower product costs and the higher unit sales only partially compensated for those factors. Positive effects were felt from early successes of the process of optimization in the Group initiated as part of the "ForMotion" program.

The Volkswagen brand group achieved an operating profit of – 71 million € in the first three months of 2004 (previous year: 188 million €). The main factors were effects of exchange rate movements, a still difficult selling situation in key markets, especially the USA, and increasing depreciation resulting from the renewal of the model range. Within the brand group, there was an improvement in results in South America and at Bentley.

The Audi brand group returned an operating profit of 248 million €, surpassing the previous year's result by 6.9 %. Continued growth in sales of Audi models, the improved model mix and optimized cost structures compensated for the negative effects of exchange rate movements.
In the Commercial Vehicles business line the first

VOLKSWAGEN GROUP

Division/Segment	**Automotive Division**				**Financial Services Division**	
Business Line	**Volkswagen brand group**	**Audi brand group**	**Commercial Vehicles**	**Remaining companies**	**Financial Services**	**Europcar**
Product Line/Business Field	VW Passenger Cars Škoda Bentley Bugatti	Audi SEAT Lamborghini		Financing Services	Dealer and customer financing Leasing Insurance Fleet business	Rental business

quarter loss increased to –88 million €, against –41 million € in the previous year. The main reasons for this were the fact that the full range of the new T5 was still not available, increasing depreciation resulting from the renewal of the model range, and start-up costs for the Caddy.

The growth of the Financial Services Division brought a further improvement in its operating profit to 231 million € in the first quarter of 2004 (+6.0 %).

SALES REVENUE AND OPERATING RESULT BY MARKET

In the period January to March 2004 the sales revenue of the Volkswagen Group in the Europe/Remaining Markets region was up against the previous year by 8.3 % at 16.2 billion €. The key factors were increasing unit sales volumes and the trend towards higher-value vehicles. The operating profit in this region totalled 492 million €, up 18 million € on the previous year's figure, though higher marketing costs and depreciation had a negative impact on earnings growth.

In North America the Group generated sales revenue of 3.0 billion € down 13.7 % against the previous year. Lower unit sales volumes – especially in the USA – and the movements in exchange rates were the key factors in this. Increased sales incentives were additional factors in an operating result figure of –235 million € (previous year: 58 million €).

In South America/SouthAfrica, Volkswagen's sales revenue of 1.2 billion € was well up on the previous year's figure (+37.7 %). This resulted in

KEY FIGURES BY BUSINESS LINE FROM JANUARY 1 TO MARCH 31

	Unit sales[1]		Sales revenue		Operating result	
'000 vehicles/million €	**2004**	**2003**	**2004**	**2003**	**2004**	**2003**
Volkswagen brand group	893	847	11,724	10,672	–71	188
Audi brand group	307	308	6,331	6,365	248	232
Commercial Vehicles	73	63	1,234	1,150	–88	–41
Remaining companies[2]			66	103	9	6
Financial Services/Europcar			2,592	2,408	231	218
Volkswagen Group	**1,273**	**1,218**	**21,947**	**20,698**	**329**	**604**

[1] Each individual figure is rounded, so that minor discrepancies may occur through the addition of these amounts.
[2] Primarily AutoVision GmbH, Coordination Center Volkswagen S.A., Volkswagen International Finance N.V., Volkswagen Investments Ltd., VW Kraftwerk GmbH, Volkswagen Immobilien, gedas group, VW Versicherungsvermittlungs-GmbH, Volkswagen Beteiligungs-Gesellschaft mbH (including Volkswagen Transport GmbH & Co. OHG and VOTEX GmbH in the previous year).

KEY FIGURES BY MARKET FROM JANUARY 1 TO MARCH 31

	Sales revenue		Operating result	
million €	**2004**	**2003**	**2004**	**2003**
Europe/Remaining Markets	16,231	14,983	492	474
North America	2,982	3,455	–235	58
South America/South Africa	1,172	851	–23	–88
Asia-Pacific*	1,562	1,409	95	160
Volkswagen Group*	**21,947**	**20,698**	**329**	**604**

* The sales revenue and operating results of the joint venture companies in China are not included in the figures for the Group and for the Asia-Pacific market. The Chinese companies are consolidated using the equity method, achieving a (pro rata) operating profit of 106 (168) million €.

particular from the increases in unit sales and from the price adjustments in line with inflation implemented in South America in the course of 2003. The operating result was further improved, to –23 million €, primarily by the effects of the restructuring program initiated in Brazil.

In the Asia-Pacific market sales revenue in first quarter 2004 rose by 10.9 % to 1.6 billion €. Operating profit totalled 95 million €. The decline against the previous year resulted primarily from movements in exchange rates and from lower unit sales in the markets outside China.

FINANCIAL SERVICES AND EUROPCAR

In the first quarter of 2004 the business of the Financial Services Division again developed positively. The number of finance, leasing and insurance contracts worldwide at the end of the period under review increased relative to the level at March 31, 2003 to 5,711 thousand (+5.3 %). The proportion of deliveries to customers which were financed and leased, based on consistently tight credit criteria, was lower than in the previous year at 30.6 (35.2) %. Deposits in Volkswagen Bank *direct* rose against their December 31, 2003 level by 6.8 % to 7,205 million € as a result of expanded operations in the direct banking business. At March 31, 2004 the Financial Services Division thus represented some 43 % of overall Group assets. The additional funding required as a result of the expansion of business was financed primarily through external capital, as is common in the industry.

Europcar further expanded its business in the first three months of the year, despite difficult market conditions. Progress was boosted in particular by the focus on customers' interests, the specifically targeted and nationally and internationally tailored price adjustment strategy and the ongoing cost-cutting measures based on the optimization of processes. As a result, Europcar for the first time achieved the market-leading position among European car rental firms.

INCOME STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

INCOME STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Sales revenue[2]	**21,947**	**20,698**	**19,355**	**18,290**	**2,592**	**2,408**
Cost of sales[2]	19,600	18,203	17,185	15,987	2,415	2,216
Gross profit of Automotive Division	**2,347**	**2,495**	**2,170**	**2,303**	**177**	**192**
Gross profit from financing activities	**315**	**318**	**−78[3]**	**−68[3]**	**393[4]**	**386[4]**
Distribution costs	1,931	1,746	1,779	1,594	152	152
General administrative expenses	582	537	415	380	167	157
Other operating result	180	74	200	125	−20	−51
Operating profit	**329**	**604**	**98**	**386**	**231**	**218**
Financial result	−285	−273	−236	−275	−49	2
Result before tax	**44**	**331**	**−138**	**111**	**182**	**220**
Income tax expense	18	129	−56	40	74	89
Result after tax	**26**	**202**	**−82**	**71**	**108**	**131**
Earnings per ordinary share (€)	**0.02**	**0.51**				
Diluted earnings per ordinary share (€)	**0.02**	**0.51**				
Earnings per preferred share (€)	**0.11**	**0.57**				
Diluted earnings per preferred share (€)	**0.11**	**0.57**				

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions.
[2] Income and expenses from Financial Services Division operating lease contracts are included in sales revenue and cost of sales.
[3] Primarily consolidation adjustment relating to financing cost subsidies.
[4] Primarily interest income/expenses from dealer and customer finance agreements, direct banking business and from finance lease contracts.

BALANCE SHEET OF THE VOLKSWAGEN GROUP (CONDENSED)

BALANCE SHEET BY DIVISION AS AT MARCH 31, 2004 AND DECEMBER 31, 2003

	Volkswagen Group		Automotive[1]		Financial Services	
million €	2004	2003	2004	2003	2004	2003
Assets						
Non-current assets						
Intangible assets	8,334	8,202	8,269	8,131	65	71
Tangible assets	23,927	23,852	23,658	23,585	269	267
Financial assets	4,157	3,967	3,845	3,679	312	288
	36,418	**36,021**	**35,772**	**35,395**	**646**	**626**
Leasing and rental assets	**9,198**	**8,906**	**207**	**208**	**8,991**	**8,698**
Current assets						
Inventories	12,820	11,670	12,723	11,567	97	103
Receivables and other assets[2][3]	54,327	51,855	11,058	10,108	43,269	41,747
Securities	3,144	3,148	2,995	3,106	149	42
Cash and cash equivalents	8,646	7,536	7,901	6,680	745	856
	78,937	**74,209**	**34,677**	**31,461**	**44,260**	**42,748**
Total assets	**124,553**	**119,136**	**70,656**	**67,064**	**53,897**	**52,072**
Equity and Liabilities						
Capital and reserves	**24,522**	**24,430**	**20,236**	**20,541**	**4,286**	**3,889**
Minority interests	**81**	**104**	**81**	**104**	**–**	**–**
Provisions[2]	**25,903**	**25,282**	**24,030**	**23,415**	**1,873**	**1,867**
Liabilities						
Financial debt	58,210	54,858	13,722	12,180	44,488	42,678
Other liabilities[3]	15,837	14,462	12,587	10,824	3,250	3,638
	74,047	**69,320**	**26,309**	**23,004**	**47,738**	**46,316**
Total equity and liabilities	**124,553**	**119,136**	**70,656**	**67,064**	**53,897**	**52,072**

[1] Including allocation of consolidation adjustments between the Automotive and Financial Services divisions, primarily intra-Group loans.
[2] Including deferred taxes.
[3] Including prepayments and deferred charges, and deferred income.

DEVELOPMENT OF SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

DEVELOPMENT OF SHAREHOLDERS' EQUITY OF THE VOLKSWAGEN GROUP

million €	Subscribed capital	Capital reserve	Revenue reserves	of which currency adjustment*	of which reserve for cash flow hedges*	Accumulated profits	Total
at January 1, 2003	**1,089**	**4,451**	**13,905**	**(–1,489)**	**(–189)**	**5,189**	**24,634**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	202	202
Allocation to reserves	–	–	2	–	–	–2	–
Dividend payments	–	–	–	–	–	–6	–6
Other changes	–	–	–103	(–207)	(86)	–66	–169
at March 31, 2003	**1,089**	**4,451**	**13,804**	**(–1,696)**	**(–103)**	**5,317**	**24,661**
at January 1, 2004	**1,089**	**4,451**	**14,171**	**(–2,212)**	**(40)**	**4,719**	**24,430**
Capital increase	–	–	–	–	–	–	–
Net profit for the period	–	–	–	–	–	26	26
Allocation to reserves	–	–	1	–	–	–1	–
Dividend payments	–	–	–	–	–	–27	–27
Other changes	–	–	74	(184)	(–111)	19	93
at March 31, 2004	**1,089**	**4,451**	**14,246**	**(–2,028)**	**(–71)**	**4,736**	**24,522**

* The "of which" items are shown in brackets.

CASH FLOW STATEMENT OF THE VOLKSWAGEN GROUP (CONDENSED)

CASH FLOW STATEMENT BY DIVISION FOR THE PERIOD FROM JANUARY 1 TO MARCH 31

million €	Volkswagen Group 2004	Volkswagen Group 2003	Automotive[1] 2004	Automotive[1] 2003	Financial Services 2004	Financial Services 2003
Result before tax	44	331	-138	111	182	220
Income taxes paid	-108	-212	-52	-160	-56	-52
Depreciation	2,015	1,848	1,619	1,486	396	362
Change in pension provisions	80	80	77	78	3	2
Other expenses/income not affecting cash flow[2]	110	155	43	42	67	113
Gross cash flow	**2,141**	**2,202**	**1,549**	**1,557**	**592**	**645**
Change in working capital	**-40**	**-150**	**-175**	**-24**	**135**	**-126**
Change in inventories	-1,043	-1,237	-1,052	-1,170	9	-67
Change in receivables	-640	-381	-826	-451	186	70
Change in liabilities	1,212	1,069	1,285	1,209	-73	-140
Change in other provisions	431	399	418	388	13	11
Cash flows from operating activities	**2,101**	**2,052**	**1,374[3]**	**1,533[3]**	**727**	**519**
Cash flows from investing activities	**-3,110**	**-3,375**	**-1,742**	**-2,028**	**-1,368**	**-1,347**
of which: Investments in tangible and other intangible assets	-1,266	-1,556	-1,241	-1,538	-25	-18
Capitalized development costs	-476	-446	-476	-446	–	–
Net cash flow	**-1,009**	**-1,323**	**-368**	**-495**	**-641**	**-828**
Change in investments in securities	-9	249	96	249	-105	–
Cash flows from financing activities	2,101	1,337	1,469	849	632	488
Cash flows from changes in exchange rates and to the scope of consolidation	27	-23	24	-20	3	-3
Change in cash and cash equivalents	**1,110**	**240**	**1,221**	**583**	**-111**	**-343**
Cash and cash equivalents at March 31[4]	**8,646**	**3,227**	**7,901**	**2,821**	**745**	**406**
Securities and loans	3,999	3,705	3,285	3,395	714	310
Gross liquidity	**12,645**	**6,932**	**11,186**	**6,216**	**1,459**	**716**
Total third-party borrowings	-58,210	-46,640	-13,722	-6,130	-44,488	-40,510
Net liquidity at March 31	**-45,565**	**-39,708**	**-2,536**	**86**	**-43,029**	**-39,794**
For information purposes: at January 1	-43,670	-38,778	-2,169	459	-41,501	-39,237
Adjustment for the negtive net liquidity of financing and other companies			3,890	3,621		
Net liquidity in the core automotive business at March 31			**1,354**	**3,707**		

[1] Including allocation of the consolidation adjustments between the Automotive and Financial Services divisions.
[2] Mainly relating to valuation of financial instruments at market value and the use of the equity method.
[3] Before consolidation of intra-Group relationships 1,796 (1,859) million €.
[4] Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time.

NOTES TO THE FINANCIAL STATEMENTS

ACCOUNTING TO INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

Volkswagen AG has made use of the option of exemption from the obligation to draw up consolidated financial statements in accordance with German commercial law as laid down in Section 292a of the German Commercial Code (HGB) and has prepared consolidated financial statements conforming to the International Financial Reporting Standards (IFRS) published by the International Accounting Standards Board (IASB) and the interpretations of the International Financial Reporting Interpretations Committee (IFRIC). Accordingly, this Interim Report to March 31, 2004 was likewise prepared in conformance to IAS 34. The interim consolidated financial statements are unaudited.

ACCOUNTING AND VALUATION METHODS

In the preparation of the interim financial statements and the presentation of the prior year comparatives the same consolidation principles and accounting and valuation methods were used as for the 2003 consolidated financial statements. A detailed description of the methods applied is published in the notes to our 2003 Annual Report. It can also be accessed on the Internet at www.volkswagen-ir.de. In the event of changes in classification the prior year comparatives were adjusted accordingly.

SCOPE OF CONSOLIDATION

In addition to Volkswagen AG, the consolidated Group companies comprise all major companies in Germany and abroad of which Volkswagen AG is able, directly or indirectly, to control the financial and commercial policies in such a way that the companies of the Group draw benefit from the said companies (subsidiaries). In the first quarter of 2004 there were no changes of note in the scope of consolidation.

CASH FLOW STATEMENT

The cash flow statement presents the cash inflows and outflows in the Volkswagen Group and in the Automotive and Financial Services divisions. Cash and cash equivalents comprise cash at banks, cheques, cash on hand and funds payable at any time. The net liquidity is presented on page 13 of this report.

MATTERS OF SPECIAL NOTE

On April 21, 2004 the Supervisory Board of Volkswagen AG authorized the Board of Management to acquire, jointly with two co-investors, the LeasePlan Corporation N.V. of Almere-Stad, Netherlands, from ABN Amro Bank of Amsterdam. LeasePlan is one of the world's leading multi-brand fleet management companies. On completion of the transaction, the Volkswagen Group will hold 50 % of the shares in LeasePlan and the two co-investors 25 % respectively. The Supervisory Board has further authorized the Board of Management to investigate the possibility of utilizing treasury shares, in part or in full, for the LeasePlan transaction. After an appraisal of the details, the final decision will be made by the Supervisory Board. The takeover is subject to the approval of the relevant regulatory authorities.

VOLKSWAGEN AKTIENGESELLSCHAFT
The Board of Management
Wolfsburg, April 2004

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